Exhibit 6

FOR IMMEDIATE RELEASE	4 AUGUST 2016

WPP PLC (“WPP”)

J. Walter Thompson Company agrees to acquire majority stake in WANDA Digital in Turkey

WPP announces that J. Walter Thompson Company, the global marketing communications agency, has agreed to acquire a majority stake in WANDA Digital, a leading independent digital agency in Turkey. This transaction follows an initial investment made in 2015.

Commenting on the acquisition, WPP CEO, Sir Martin Sorrell said: “This further investment reflects WPP’s continuing commitment to Turkey and our confidence in the future prospects of this important economy.”

Founded in 2006 and employing around 80 people in Istanbul, WANDA’s clients include Media Markt, Nestle, Turkcell, Ülker and Unilever.

WANDA offers a range of services including campaigns, social media, platform development and games and apps.

Unaudited revenue for the year ended 31 December 2015 was approximately US$ 2.7 million, with gross assets at the same date of approximately US$ 1.5 million.

This deal continues WPP’s strategy of investing in important markets and sectors, and strengthening its capabilities in digital. The Group’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Turkey has been named one of the Next 11 growth economies where WPP companies (including associates) generate revenues of over US$1.0 billion and employ around 12,000 people. In Turkey itself, WPP companies (including associates) generate revenues of around US$140 million and employ approximately 1,500 people.

ENDS

Contact:

Feona McEwan, WPP                                        +44(0) 20 7408 2204

Chris Wade, WPP